UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 27, 2012

Commission File Number: 001-15092
____________________________________________

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)
____________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated September 27, 2012 regarding a change in management.

September 27, 2012

ANNOUNCEMENT REGARDING THE CHANGE IN MANAGEMENT

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

İlter Terzioğlu, who joined our Company in 2003, and who has been the Chief Network Operations Officer since 2006, has decided to resign from his current position as of September 30, 2012. He will continue to work for Turkcell Group Companies.

Bülent Elönü, who has joined our Company in 1999 and has been performing as Head of Marmara Region Operations, has been appointed as Chief Network Operations Officer as of October 1, 2012.

As Turkcell, we thank İlter Terzioğlu  and Bülent Elönü for their valuable contributions to the Company over the past years, and wish them every success in their new assignments.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

You can now follow the most up-to-date Turkcell developments on twitter by clicking on the link below.

http://twitter.com/TurkcellNews

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: September 27, 2012	By:	/s/Koray Öztürkler
Name: Koray Öztürkler Title: Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.
Date: September 27, 2012	By:	/s/Nihat Narin
Name: Nihat Narin Title: Investor & Int. Media Relations – Division Head